SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6 - K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period ended April 14, 2003

Commission File Number 000-30084

LINUX GOLD CORP
(formerly LinuxWizardry Systems, Inc).
Registrant's Name

#1103 – 11871 Horseshoe Way, Richmond, British Columbia, Canada V7A 5H5
Address of principal executive office

(Indicate by check mark whether the registrant files or will file annual reports under the cover Form 20-F or Form 40-F)

Form 20-F       X          Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes             No     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): n/a

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): n/a

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-n/a

2. Exhibits

    99.1     Press release of the Company dated April 14, 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LINUX GOLD CORP. (Registrant) By /s/ John G. Robertson John G. Robertson, President

Date April 28, 2003

Exhibit 99.1

LINUX GOLD CORP.

NEWS RELEASE

Linux Gold Corp.
(the “Company”)

www.linuxgoldcorp.com
OTCBB: LNXGF

LINUX GOLD CORP. ACQUIRES A 100% INTEREST IN 20 UNITS IN THE
LILLOOET MINING DIVISION IN BRITISH COLUMBIA

For Immediate Release: April 14, 2003, Vancouver, B.C. – Linux Gold Corp. (OTC BB: LNXGF) wishes to announce that the Company has acquired a 100% interest in 20 mineral claim units, subject to a 2% net smelter return, called the ORO property in the Lillooet Mining Division, BC, for $10,000 and 100,000 shares of Linux Gold Corp. Linux Gold Corp. has the option to purchase back each 1% NSR return for CAD$1,000,000 prior to production.

These claims are located 12 miles from the Bralorne Pioneer Gold Mine, which since its discovery has produced 4.1 million ounces of gold worth some $1.5 billion at today’s gold prices. Several EM – VLF conductive zones have been located on the ORO property. The magnetic survey shows the entire property is underlain with sediments and volcanics, which are important in the placement of gold bearing quartz veins, according to the geophysical report surveyed and written by Columbia Airborne Geophysical Services.

Linux Gold Corp. is also active in seeking mineral properties in Chile, S.A.

ABOUT LINUX GOLD CORP.

Linux Gold Corp., formerly LinuxWizardry Systems, Inc., owns a 50% joint venture interest in 30 mining claims known as the Fish Creek Prospect, and subsequently completed a joint venture with Teryl Resources Corp. located in the Fairbanks Mining Division in Alaska. Linux Gold Corp. optioned to Teryl Resources Corp. a 50% interest in the Fish Creek claims by expending US$500,000 over three years. Linux Gold Corp. retains a 5% net smelter return or may convert into a 25% working interest. The Kinross Fort Knox mill is within 6 miles from the Fish Creek claims. Fort Knox has been producing over 400,000 ounces of gold per year at a cash cost of US$207 per ounce.

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson
President
Contact:             John Robertson
                          800-665-4616

Statements in this press release regarding Linux’s business which are not historical facts are “forward-looking statements” that involve risks and uncertainties, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.

1103 - 11871 Horseshoe Way, Richmond, B.C. V7A 5H5
Phone: 604-278-5996    Fax: 604-278-3409    Toll Free: 800-665-4616    www.linuxgoldcorp.com